NORTHERN LIGHTS FUND TRUST II

INVESTMENT ADVISORY AGREEMENT

APPENDIX A

NAME OF FUND	ANNUAL ADVISORY FEE AS A % OF AVERAGE NET ASSETS OF THE FUND
North Star Opportunity Fund North Star Dividend Fund North Star Micro Cap Fund North Star Bond Fund	1.00% on assets up to $100 million and then 0.90% thereafter 1.00% on assets up to $100 million and then 0.90% thereafter 1.00% on assets up to $100 million and then 0.90% thereafter 0.85%

The parties hereto agree to the terms of this Appendix A effective as of the 1st day of April, 2021.

NORTHERN LIGHTS FUND TRUST II

By: /s/ Kevin Wolf

Name: Kevin Wolf

Title: President

NORTH STAR INVESTMENT MANAGEMENT CORP

By:_/s/ Peter Gottlieb

Name: Peter Gottlieb

Title: President